Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-219411

October 10, 2017

CONAGRA BRANDS, INC.

Pricing Term Sheet

Issuer:	Conagra Brands, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB (stable) / BBB (stable)

Securities:	Floating Rate Notes due 2020

Principal Amount:	$500,000,000

Maturity:	October 9, 2020

Coupon (Interest Rate):	Three-month LIBOR plus 0.50%

Interest Payment Dates:	January 9, April 9, July 9 and October 9, commencing January 9, 2018

Price to Public:	100.00% of the Principal Amount

Trade Date:	October 10, 2017

Settlement Date:	October 12, 2017 (T+2)

CUSIP / ISIN:	205887 BW1 / US205887BW12

Change of Control Offer:	If Conagra Brands, Inc. experiences a Change of Control Triggering Event, it will be required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

Joint Book-Running Managers:	Wells Fargo Securities, LLC HSBC Securities (USA) Inc. Barclays Capital Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.